                                                 November 16, 2005

     BY FACSIMILE
     ------------

     Ms. Sandra Stokes
     Mr. Terry French
     Mr. Alonso Rodriguez
     Albert Pappas, Esq.
     Securities and Exchange Commission
     Division of Corporation Finance
     Mail Stop 3561
     100 F Street, N.E.
     Washington, D.C. 20549

            RE:      Brookdale Senior Living Inc.
                     Registration Statement on Form S-1 (File No. 333-127372)
                     -------------------------------------------------------

     Ladies and Gentlemen:

         On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), we respectfully submit the attached revised schedule relating to the minority interest calculation that we discussed with the Staff during our conference call earlier today.

Purchase of Emeritus and NW Select, LLC Membership Interest ($ in 000s)
-----------------------------------------------------------------------

         In response to our conversation with the SEC today the Company has reviewed their calculations of the rollforward of the owners' equity and minority interest and concur with the Staff that FIT II's purchase of the membership interests should have resulted in a reallocation of the minority interest balance of $2,543.

         As a result of this difference the minority step-up is understated by $2,543. The adjustment to minority interest would result in an identical increase in goodwill and equity in the consolidated balance sheet of Brookdale Senior Living Inc. through the step up calculation.

Minority Shareholders' ($ in 000s)
----------------------------------

         The management shares included in the BLC minority step-up calculation should have been 1,975,405 shares, a difference of 50,000 shares. The fair value of the shares is $900 (at $18.00 per share). The fair value of these shares less the minority interest value of $500 results in an understatement of the minority step-up of $400. The adjustment would result in an identical increase of goodwill and equity in the consolidated balance sheet of Brookdale Senior Living Inc.

         Accordingly, the Company has revised the attached schedule to reflect the impact of the above items. On behalf of the Company, we respectfully request that any necessary changes to the prospectus as a result of the revised schedule included herein be made in the final prospectus to be filed with the Commission pursuant to Rule 424(b)(3).

                                     ******

         Thank you for your kind consideration. Please contact the undersigned at (212) 735-3050 if you would like to further discuss this information.

                                                   Very truly yours,

                                                   /s/ Joseph A. Coco

                                                  Joseph A. Coco, Esq.

BROOKDALE SENIOR LIVING INC.
ROLLFORWARD OF MINORITY INTEREST
FOR THE PERIOD DECEMBER 31, 2004 THROUGH SEPTEMBER 30, 2005

                                                                          --------------------------------------------------------
                                                                            FIG RELATED
                                                                              ENTITIES           MINORITY               TOTAL
                                                                          --------------------------------------------------------
Balance at December 31, 2004                                                       $40,091          $31,363   (1)         $71,454

Dividends                                                                          (34,355)               -               (34,355)
Purchase by Fortress of non-controlling interest in Alterra                         50,000           (2,543)               47,457
Combination of Fortress CCRC LLC and FIT REN LLC                                   199,423                -               199,423
Issuance of stock in BLC                                                                 -              500                   500
Vesting of restricted shares                                                         4,936            4,152                 9,088
Allocation to minority interest in connection with stock grant                      (2,663)           2,663                     -
Net loss from continuing operations                                                (26,271)         (15,956)              (42,227)
Minority interest discontinued operations                                                -              483                   483
Unrealized loss on derivatives (included in other comprehensive income)               (666)            (279)                 (945)
Rounding                                                                                 -               (1)                   (1)
                                                                          --------------------------------------------------------
Balance at September 30, 2005 before contribution to Brookdale
   Senior Living Inc. (revised)                                                   $230,495          $20,382              $250,877
             Difference                                                             (2,268)           2,268                     -
                                                                          --------------------------------------------------------
As reported                                                                        228,227           22,650               250,877
                                                                          ========================================================



(1)  Reconciliation to December 31, 2004 Combined Balance Sheet:

             Minority interest per above                                           $31,363
             Minority interest related to unconsolidated joint ventures                 36
                                                                          -----------------
             Minority interest at December 31, 2004                                $31,399
                                                                          =================